SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                Amendment No. 6



                        iXOS Software Aktiengesellschaft
-------------------------------------------------------------------------------
                                (Name of Issuer)



                             Bearer Ordinary Shares
-------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   46600V108
                  --------------------------------------------
                                 (CUSIP Number)



                            David J. Greenwald, Esq.
                              Goldman, Sachs & Co.
                                85 Broad Street
                            New York, New York 10004
                                 (212) 902-1000
-------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                               September 28, 2001
-------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rules 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: [ ]



                               Page 1 of 36 pages

-----------------------
  CUSIP No. 46600V108
-----------------------

------------------------------------------------------------------------------
 1.   Name of Reporting Person
      I.R.S. Identification No. of above Person

           Goldman, Sachs & Co.

------------------------------------------------------------------------------
 2.   Check the Appropriate Box if a Member of a Group
                                                                (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
 3.   SEC Use Only

------------------------------------------------------------------------------
 4.   Source of Funds

           AF-WC-OO
------------------------------------------------------------------------------
 5. Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
                                                                    [X]
------------------------------------------------------------------------------
 6.   Citizenship or Place of Organization

           New York
------------------------------------------------------------------------------
                     7.   Sole Voting Power

     Number of                 0

      Shares        ----------------------------------------------------------
                     8.   Shared Voting Power
   Beneficially
                               1,266,738
     Owned by
                    ----------------------------------------------------------
       Each          9.   Sole Dispositive Power

    Reporting                  0

      Person        ----------------------------------------------------------
                    10.   Shared Dispositive Power
       With:
                               1,266,738

------------------------------------------------------------------------------
11.   Aggregate Amount Beneficially Owned by Each Reporting Person

           1,266,738

------------------------------------------------------------------------------
12.   Check if the Aggregate Amount in Row (11) Excludes Certain Shares

                                                                    [_]

------------------------------------------------------------------------------
13.   Percent of Class Represented by Amount in Row (11)

           6.4%

------------------------------------------------------------------------------
14.   Type of Reporting Person

           BD-PN-IA

------------------------------------------------------------------------------



                               Page 2 of 36 pages

-----------------------
  CUSIP No. 46600V108
-----------------------

------------------------------------------------------------------------------
 1.   Name of Reporting Person
      I.R.S. Identification No. of above Person

           The Goldman Sachs Group, Inc.

------------------------------------------------------------------------------
 2.   Check the Appropriate Box if a Member of a Group
                                                                (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
 3.   SEC Use Only

------------------------------------------------------------------------------
 4.   Source of Funds

           AF-OO
------------------------------------------------------------------------------
 5. Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
                                                                    [ ]
------------------------------------------------------------------------------
 6.   Citizenship or Place of Organization

           Delaware
------------------------------------------------------------------------------
                     7.   Sole Voting Power

     Number of                 0

      Shares        ----------------------------------------------------------
                     8.   Shared Voting Power
   Beneficially
                               1,266,738
     Owned by
                    ----------------------------------------------------------
       Each          9.   Sole Dispositive Power

    Reporting                  0

      Person        ----------------------------------------------------------
                    10.   Shared Dispositive Power
       With:
                               1,266,738

------------------------------------------------------------------------------
11.   Aggregate Amount Beneficially Owned by Each Reporting Person

           1,266,738

------------------------------------------------------------------------------
12.   Check if the Aggregate Amount in Row (11) Excludes Certain Shares

                                                                    [_]

------------------------------------------------------------------------------
13.   Percent of Class Represented by Amount in Row (11)

           6.4%

------------------------------------------------------------------------------
14.   Type of Reporting Person

           HC-CO

------------------------------------------------------------------------------



                               Page 3 of 36 pages

-----------------------
  CUSIP No. 46600V108
-----------------------

------------------------------------------------------------------------------
 1.   Name of Reporting Person
      I.R.S. Identification No. of above Person

           GS Capital Partners II, L.P.

------------------------------------------------------------------------------
 2.   Check the Appropriate Box if a Member of a Group
                                                                (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
 3.   SEC Use Only

------------------------------------------------------------------------------
 4.   Source of Funds

           WC
------------------------------------------------------------------------------
 5. Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
                                                                    [ ]
------------------------------------------------------------------------------
 6.   Citizenship or Place of Organization

           Delaware
------------------------------------------------------------------------------
                     7.   Sole Voting Power

     Number of                 0

      Shares        ----------------------------------------------------------
                     8.   Shared Voting Power
   Beneficially
                               753,609
     Owned by
                    ----------------------------------------------------------
       Each          9.   Sole Dispositive Power

    Reporting                  0

      Person        ----------------------------------------------------------
                    10.   Shared Dispositive Power
       With:
                               753,609

------------------------------------------------------------------------------
11.   Aggregate Amount Beneficially Owned by Each Reporting Person

           753,609

------------------------------------------------------------------------------
12.   Check if the Aggregate Amount in Row (11) Excludes Certain Shares

                                                                    [_]

------------------------------------------------------------------------------
13.   Percent of Class Represented by Amount in Row (11)

           3.8%

------------------------------------------------------------------------------
14.   Type of Reporting Person

           PN

------------------------------------------------------------------------------



                               Page 4 of 36 pages

-----------------------
  CUSIP No. 46600V108
-----------------------

------------------------------------------------------------------------------
 1.   Name of Reporting Person
      I.R.S. Identification No. of above Person

           GS Advisors, L.L.C.

------------------------------------------------------------------------------
 2.   Check the Appropriate Box if a Member of a Group
                                                                (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
 3.   SEC Use Only

------------------------------------------------------------------------------
 4.   Source of Funds

           AF
------------------------------------------------------------------------------
 5. Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
                                                                    [ ]
------------------------------------------------------------------------------
 6.   Citizenship or Place of Organization

           Delaware
------------------------------------------------------------------------------
                     7.   Sole Voting Power

     Number of                 0

      Shares        ----------------------------------------------------------
                     8.   Shared Voting Power
   Beneficially
                               753,609
     Owned by
                    ----------------------------------------------------------
       Each          9.   Sole Dispositive Power

    Reporting                  0

      Person        ----------------------------------------------------------
                    10.   Shared Dispositive Power
       With:
                               753,609

------------------------------------------------------------------------------
11.   Aggregate Amount Beneficially Owned by Each Reporting Person

           753,609

------------------------------------------------------------------------------
12.   Check if the Aggregate Amount in Row (11) Excludes Certain Shares

                                                                    [_]

------------------------------------------------------------------------------
13.   Percent of Class Represented by Amount in Row (11)

           3.8%

------------------------------------------------------------------------------
14.   Type of Reporting Person

           OO

------------------------------------------------------------------------------



                               Page 5 of 36 pages

-----------------------
  CUSIP No. 46600V108
-----------------------

------------------------------------------------------------------------------
 1.   Name of Reporting Person
      I.R.S. Identification No. of above Person

           GS Capital Partners II Offshore, L.P.

------------------------------------------------------------------------------
 2.   Check the Appropriate Box if a Member of a Group
                                                                (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
 3.   SEC Use Only

------------------------------------------------------------------------------
 4.   Source of Funds

           WC
------------------------------------------------------------------------------
 5. Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
                                                                    [ ]
------------------------------------------------------------------------------
 6.   Citizenship or Place of Organization

           Cayman Islands
------------------------------------------------------------------------------
                     7.   Sole Voting Power

     Number of                 0

      Shares        ----------------------------------------------------------
                     8.   Shared Voting Power
   Beneficially
                               299,598
     Owned by
                    ----------------------------------------------------------
       Each          9.   Sole Dispositive Power

    Reporting                  0

      Person        ----------------------------------------------------------
                    10.   Shared Dispositive Power
       With:
                               299,598

------------------------------------------------------------------------------
11.   Aggregate Amount Beneficially Owned by Each Reporting Person

           299,598

------------------------------------------------------------------------------
12.   Check if the Aggregate Amount in Row (11) Excludes Certain Shares

                                                                    [_]

------------------------------------------------------------------------------
13.   Percent of Class Represented by Amount in Row (11)

           1.5%

------------------------------------------------------------------------------
14.   Type of Reporting Person

           PN

------------------------------------------------------------------------------



                               Page 6 of 36 pages

-----------------------
  CUSIP No. 46600V108
-----------------------

------------------------------------------------------------------------------
 1.   Name of Reporting Person
      I.R.S. Identification No. of above Person

           GS Advisors II, L.L.C.

------------------------------------------------------------------------------
 2.   Check the Appropriate Box if a Member of a Group
                                                                (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
 3.   SEC Use Only

------------------------------------------------------------------------------
 4.   Source of Funds

           AF
------------------------------------------------------------------------------
 5. Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
                                                                    [ ]
------------------------------------------------------------------------------
 6.   Citizenship or Place of Organization

           Delaware
------------------------------------------------------------------------------
                     7.   Sole Voting Power

     Number of                 0

      Shares        ----------------------------------------------------------
                     8.   Shared Voting Power
   Beneficially
                               299,598
     Owned by
                    ----------------------------------------------------------
       Each          9.   Sole Dispositive Power

    Reporting                  0

      Person        ----------------------------------------------------------
                    10.   Shared Dispositive Power
       With:
                               299,598

------------------------------------------------------------------------------
11.   Aggregate Amount Beneficially Owned by Each Reporting Person

           299,598

------------------------------------------------------------------------------
12.   Check if the Aggregate Amount in Row (11) Excludes Certain Shares

                                                                    [_]

------------------------------------------------------------------------------
13.   Percent of Class Represented by Amount in Row (11)

           1.5%

------------------------------------------------------------------------------
14.   Type of Reporting Person

           OO

------------------------------------------------------------------------------



                               Page 7 of 36 pages

-----------------------
  CUSIP No. 46600V108
-----------------------

------------------------------------------------------------------------------
 1.   Name of Reporting Person
      I.R.S. Identification No. of above Person

           GS Capital Partners II (Germany) Civil Law Partnership
           (with limitation of liability)
------------------------------------------------------------------------------
 2.   Check the Appropriate Box if a Member of a Group
                                                                (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
 3.   SEC Use Only

------------------------------------------------------------------------------
 4.   Source of Funds

           WC
------------------------------------------------------------------------------
 5. Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
                                                                    [ ]
------------------------------------------------------------------------------
 6.   Citizenship or Place of Organization

           Germany
------------------------------------------------------------------------------
                     7.   Sole Voting Power

     Number of                 0

      Shares        ----------------------------------------------------------
                     8.   Shared Voting Power
   Beneficially
                               27,802
     Owned by
                    ----------------------------------------------------------
       Each          9.   Sole Dispositive Power

    Reporting                  0

      Person        ----------------------------------------------------------
                    10.   Shared Dispositive Power
       With:
                               27,802

------------------------------------------------------------------------------
11.   Aggregate Amount Beneficially Owned by Each Reporting Person

           27,802

------------------------------------------------------------------------------
12.   Check if the Aggregate Amount in Row (11) Excludes Certain Shares

                                                                    [_]

------------------------------------------------------------------------------
13.   Percent of Class Represented by Amount in Row (11)

           0.1%

------------------------------------------------------------------------------
14.   Type of Reporting Person

           PN

------------------------------------------------------------------------------



                               Page 8 of 36 pages

-----------------------
  CUSIP No. 46600V108
-----------------------

------------------------------------------------------------------------------
 1.   Name of Reporting Person
      I.R.S. Identification No. of above Person

           Goldman, Sachs & Co. oHG

------------------------------------------------------------------------------
 2.   Check the Appropriate Box if a Member of a Group
                                                                (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
 3.   SEC Use Only

------------------------------------------------------------------------------
 4.   Source of Funds

           AF
------------------------------------------------------------------------------
 5. Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
                                                                    [ ]
------------------------------------------------------------------------------
 6.   Citizenship or Place of Organization

           Germany
------------------------------------------------------------------------------
                     7.   Sole Voting Power

     Number of                 0

      Shares        ----------------------------------------------------------
                     8.   Shared Voting Power
   Beneficially
                               27,802
     Owned by
                    ----------------------------------------------------------
       Each          9.   Sole Dispositive Power

    Reporting                  0

      Person        ----------------------------------------------------------
                     10.   Shared Dispositive Power
       With:
                               27,802

------------------------------------------------------------------------------
11.   Aggregate Amount Beneficially Owned by Each Reporting Person

           27,802

------------------------------------------------------------------------------
12.   Check if the Aggregate Amount in Row (11) Excludes Certain Shares

                                                                    [_]

------------------------------------------------------------------------------
13.   Percent of Class Represented by Amount in Row (11)

           0.1%

------------------------------------------------------------------------------
14.   Type of Reporting Person

           PN

------------------------------------------------------------------------------



                               Page 9 of 36 pages

-----------------------
  CUSIP No. 46600V108
-----------------------

------------------------------------------------------------------------------
 1.   Name of Reporting Person
      I.R.S. Identification No. of above Person

           Stone Street Fund 1997, L.P.

------------------------------------------------------------------------------
 2.   Check the Appropriate Box if a Member of a Group
                                                                (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
 3.   SEC Use Only

------------------------------------------------------------------------------
 4.   Source of Funds

           WC
------------------------------------------------------------------------------
 5. Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
                                                                    [ ]
------------------------------------------------------------------------------
 6.   Citizenship or Place of Organization

           Delaware
------------------------------------------------------------------------------
                     7.   Sole Voting Power

     Number of                 0

      Shares        ----------------------------------------------------------
                     8.   Shared Voting Power
   Beneficially
                               80,854
     Owned by
                    ----------------------------------------------------------
       Each          9.   Sole Dispositive Power

    Reporting                  0

      Person        ----------------------------------------------------------
                    10.   Shared Dispositive Power
       With:
                               80,854

------------------------------------------------------------------------------
11.   Aggregate Amount Beneficially Owned by Each Reporting Person

           80,854

------------------------------------------------------------------------------
12.   Check if the Aggregate Amount in Row (11) Excludes Certain Shares

                                                                    [_]

------------------------------------------------------------------------------
13.   Percent of Class Represented by Amount in Row (11)

           0.4%

------------------------------------------------------------------------------
14.   Type of Reporting Person

           PN

------------------------------------------------------------------------------



                               Page 10 of 36 pages

-----------------------
  CUSIP No. 46600V108
-----------------------

------------------------------------------------------------------------------
 1.   Name of Reporting Person
      I.R.S. Identification No. of above Person

           Bridge Street Fund 1997, L.P.

------------------------------------------------------------------------------
 2.   Check the Appropriate Box if a Member of a Group
                                                                (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
 3.   SEC Use Only

------------------------------------------------------------------------------
 4.   Source of Funds

           WC
------------------------------------------------------------------------------
 5. Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
                                                                    [ ]
------------------------------------------------------------------------------
 6.   Citizenship or Place of Organization

           Delaware
------------------------------------------------------------------------------
                     7.   Sole Voting Power

     Number of                 0

      Shares        ----------------------------------------------------------
                     8.   Shared Voting Power
   Beneficially
                               39,257
     Owned by
                    ----------------------------------------------------------
       Each          9.   Sole Dispositive Power

    Reporting                  0

      Person        ----------------------------------------------------------
                    10.   Shared Dispositive Power
       With:
                               39,257

------------------------------------------------------------------------------
11.   Aggregate Amount Beneficially Owned by Each Reporting Person

           39,257

------------------------------------------------------------------------------
12.   Check if the Aggregate Amount in Row (11) Excludes Certain Shares

                                                                    [_]

------------------------------------------------------------------------------
13.   Percent of Class Represented by Amount in Row (11)

           0.2%

------------------------------------------------------------------------------
14.   Type of Reporting Person

           PN

------------------------------------------------------------------------------



                               Page 11 of 36 pages

-----------------------
  CUSIP No. 46600V108
-----------------------

------------------------------------------------------------------------------
 1.   Name of Reporting Person
      I.R.S. Identification No. of above Person

           Stone Street 1997, L.L.C.

------------------------------------------------------------------------------
 2.   Check the Appropriate Box if a Member of a Group
                                                                (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
 3.   SEC Use Only

------------------------------------------------------------------------------
 4.   Source of Funds

           AF
------------------------------------------------------------------------------
 5. Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
                                                                    [ ]
------------------------------------------------------------------------------
 6.   Citizenship or Place of Organization

           Delaware
------------------------------------------------------------------------------
                     7.   Sole Voting Power

     Number of                 0

      Shares        ----------------------------------------------------------
                     8.   Shared Voting Power
   Beneficially
                               120,111
     Owned by
                    ----------------------------------------------------------
       Each          9.   Sole Dispositive Power

    Reporting                  0

      Person        ----------------------------------------------------------
                    10.   Shared Dispositive Power
       With:
                               120,111

------------------------------------------------------------------------------
11.   Aggregate Amount Beneficially Owned by Each Reporting Person

           120,111

------------------------------------------------------------------------------
12.   Check if the Aggregate Amount in Row (11) Excludes Certain Shares

                                                                    [_]

------------------------------------------------------------------------------
13.   Percent of Class Represented by Amount in Row (11)

           0.6%

------------------------------------------------------------------------------
14.   Type of Reporting Person

           OO

------------------------------------------------------------------------------



                               Page 12 of 36 pages

                               AMENDMENT NO. 6 TO
                                  SCHEDULE 13D
                    RELATING TO THE BEARER ORDINARY SHARES OF
                        IXOS SOFTWARE AKTIENGESELLSCHAFT


     GS Capital  Partners II, L.P.  ("GS Capital  II"),  GS Capital  Partners II
Offshore, L.P. ("GS Offshore"), GS Capital Partners II (Germany) Civil Law Partnership ("GS Germany"), Stone Street Fund 1997, L.P. ("1997 Stone") and Bridge Street Fund 1997, L.P. ("1997 Bridge" and together with GS Capital II, GS Offshore, GS Germany and 1997 Stone, the "Limited Partnerships"), Stone Street 1997, L.L.C. ("Stone GP"), Goldman, Sachs & Co. ("Goldman Sachs"), GS Advisors, L.L.C. ("GS Advisors"), GS Advisors II, L.L.C. ("GS Advisors II"), Goldman, Sachs & Co. oHG ("GS oHG") and The Goldman Sachs Group, Inc. ("GS Group" and, together with Goldman Sachs, GS Advisors, GS Advisors II, GS oHG, Stone GP and the Limited Partnerships, the "Filing Persons")/(1)hereby amend and supplement the statement on Schedule 13D filed with respect to the Bearer Ordinary Shares, no par value (the "Bearer Ordinary Shares") and the American Depositary Shares, each (since December 21, 1999, when the Company effected a five-for-one stock split of the Bearer Ordinary Shares) representing one Bearer Ordinary Share (the "ADSs", and together with the Bearer Ordinary Shares, the "Shares"), of iXOS Software Aktiengesellschaft, a German stock corporation (the "Company"), as most recently amended by Amendment No. 5 thereto filed May 1, 2001 (as amended, the "Schedule 13D"). Goldman Sachs and GS Group may be deemed, for purposes of this Statement, to beneficially own Bearer Ordinary Shares through the Limited Partnerships. Goldman Sachs and GS Group each disclaims beneficial ownership of Bearer Ordinary Shares beneficially owned by the Limited Partnerships to the extent of partnership interests in the Limited Partnerships held by persons other than Goldman Sachs, GS Group or their affiliates. In addition, Goldman Sachs and GS Group may be deemed, for purposes of this Statement, to beneficially own Shares held in client accounts with respect to which Goldman Sachs or employees of Goldman Sachs have voting or investment discretion, or both ("Managed Accounts"). Goldman Sachs and GS Group disclaim beneficial ownership of Shares held in Managed Accounts. Goldman Sachs and GS Group may also be deemed, for purposes of this Statement, to beneficially own from time to time Shares acquired in ordinary course trading activities by Goldman Sachs or another wholly-owned broker or dealer subsidiary of GS Group. Unless otherwise indicated, all capitalized terms used but not defined herein shall have the same meaning ascribed to them in the Schedule 13D.

     This Amendment No. 6 is being filed to report a decrease in the percentage of the outstanding Bearer Ordinary Shares which may be deemed to be beneficially owned by certain of the Filing Persons, which change was as a result of the sale of Bearer Ordinary Shares by the Limited Partnerships, a decrease in the number of Shares held in Managed Accounts and an increase in the number of Bearer Ordinary Shares reported to be outstanding by the Company.

------------------
     /1/ Neither the present filing nor anything contained herein shall be construed as an admission that any Filing Person constitutes a "person" for any purposes other than Section 13(d) of the Securities Exchange Act of 1934.



                               Page 13 of 36 pages

Item 3 is hereby amended as follows:

Item 3.  Source and Amount of Funds or Other Consideration.
         --------------------------------------------------

     Schedules IV-A and IV-B set forth the transactions in the ADSs and Bearer Ordinary Shares, respectively, which have been effected during the period from July 30, 2001 through September 28, 2001. Except for the sale of Bearer Ordinary Shares by the Limited Partnerships, all of the transactions set forth on Schedules IV-A and IV-B were effected in the ordinary course of business of Goldman Sachs or another wholly-owned broker or dealer subsidiary of GS Group in ordinary course trading activities. The transactions in the ADSs and Bearer Ordinary Shares, described in Schedules IV-A and IV-B, respectively, were effected on The Nasdaq National Market, the London Stock Exchange, the Berlin Stock Exchange and the Neuer Markt trading segment of the Frankfurt Stock Exchange. The aggregate consideration (exclusive of commissions) for the ADSs and Bearer Ordinary Shares purchased during the period from July 30, 2001 through September 28, 2001 was $14,430.00 and EUR2,278,184.12, respectively.

     Funds for ordinary course trading activities came from the working capital of Goldman Sachs or another wholly-owned broker or dealer subsidiary of GS Group. Funds for purchases in Managed Accounts came from clients' capital.


Item 4 is hereby amended as follows:

Item 4.  Purpose of the Transaction.
         ---------------------------

     On September 25, 2001, GS Capital II, GS Offshore, GS Germany, 1997 Stone and 1997 Bridge sold 7,687, 3,055, 283, 824 and 401 Bearer Ordinary Shares, respectively, at an average price of EUR4.374 per share. On September 26, 2001, GS Capital II, GS Offshore, GS Germany, 1997 Stone and 1997 Bridge sold 6,526, 2,594, 240, 700 and 340 Bearer Ordinary Shares, respectively, at an average price of EUR4.393 per share. On September 27, 2001, GS Capital II, GS Offshore, GS Germany, 1997 Stone and 1997 Bridge sold 3,326, 1,322, 122, 357 and 173
Bearer Ordinary Shares, respectively, at an average price of EUR4.294 per share. On September 28, 2001, GS Capital II, GS Offshore, GS Germany, 1997 Stone and 1997 Bridge sold 7,216, 2,868, 266, 774 and 376 Bearer Ordinary Shares, respectively, at an average price of EUR4.228 per share.


Item 5 is hereby amended as follows:

Item 5.  Interest in Securities of the Issuer.
         -------------------------------------

     (a) As of September 28, 2001, GS Capital II beneficially owned, and GS Advisors may be deemed to have beneficially owned, an aggregate of 753,609 Bearer Ordinary Shares, representing in the aggregate approximately 3.8% of the Shares reported to be outstanding as of June 30, 2001, as disclosed in Company's annual report for the fiscal year ended June 30, 2001 (the "Annual Report").

     As of September 28, 2001, GS Offshore beneficially owned, and GS Advisors II may be deemed to have beneficially owned, an aggregate of 299,598 Bearer Ordinary Shares, representing in the aggregate approximately 1.5% of the Shares reported to be outstanding as of June 30, 2001 in the Annual Report.

     As of September 28, 2001, GS Germany beneficially owned, and GS oHG may be deemed to have beneficially owned, an aggregate of 27,802 Bearer Ordinary Shares, representing in the aggregate approximately 0.1% of the Shares reported to be outstanding as of June 30, 2001 in the Annual Report.

     As of September 28, 2001, 1997 Stone beneficially owned an aggregate of 80,854 Bearer Ordinary Shares, representing in the aggregate approximately 0.4% of the Shares reported to be outstanding as of June 30, 2001 in the Annual Report.

     As of September 28, 2001, 1997 Bridge beneficially owned an aggregate of 39,257 Bearer Ordinary Shares, representing in the aggregate approximately 0.2% of the Shares reported to be outstanding as of June 30, 2001 in the Annual Report.



                               Page 14 of 36 pages

     As of September 28, 2001, Stone GP may be deemed to have beneficially owned an aggregate of 120,111 Bearer Ordinary Shares, which were beneficially owned by 1997 Stone and 1997 Bridge as described above, representing in the aggregate approximately 0.6% of the Shares reported to be outstanding as of June 30, 2001 in the Annual Report..

     As of September 28, 2001, each of Goldman Sachs and GS Group may be deemed to have beneficially owned an aggregate of 1,266,738 Shares, including (i) 1,201,120 Bearer Ordinary Shares beneficially owned by the Limited Partnerships as described above, (ii) 57,838 Bearer Ordinary Shares and 280 ADSs acquired by Goldman Sachs or another wholly-owned broker or dealer subsidiary of GS Group in ordinary course trading activities, and (iii) 7,500 ADSs held in Managed Accounts, representing in the aggregate approximately 6.4% of the Shares reported to be outstanding as of June 30, 2001 in the Annual Report. Goldman Sachs and GS Group each disclaims beneficial ownership of (i) the Bearer Ordinary Shares beneficially owned by the Limited Partnerships to the extent of partnership interests in the Limited Partnerships held by persons other than Goldman Sachs, GS Group or their affiliates and (ii) the ADSs held in Managed Accounts.

     None of the Filing Persons or, to the knowledge of the Filing Persons, any of the persons listed on Schedules I, II-A-i, II-A-ii, II-B-i, II-B-ii or II-C hereto, beneficially owns any Shares other than as set forth herein.

     (c) Schedules IV-A and IV-B set forth the transactions in the ADSs and Bearer Ordinary Shares, respectively, which have been effected during the period from July 30, 2001 through September 28, 2001. Except for the sale of Bearer Ordinary Shares by the Limited Partnerships, all of the transactions set forth on Schedules IV-A and IV-B were effected in the ordinary course of business of Goldman Sachs or another wholly-owned broker or dealer subsidiary of GS Group in ordinary course trading activities. The transactions in the ADSs and Bearer Ordinary Shares, described in Schedules IV-A and IV-B, respectively, were effected on The Nasdaq National Market, the London Stock Exchange, the Berlin Stock Exchange and the Neuer Markt trading segment of the Frankfurt Stock Exchange. The aggregate consideration (exclusive of commissions) for the ADSs and Bearer Ordinary Shares purchased during the period from July 30, 2001 through September 28, 2001 was $14,430.00 and EUR2,278,184.12, respectively.

     Except as set forth in Schedules IV-A and IV-B, no transactions in the Shares were effected by the Filing Persons, or, to the knowledge of any of the Filing Persons, any of the persons listed on Schedules I, II-A-i, II-A-ii, II-B-i, II-B-ii or II-C hereto, during the period from July 30, 2001 through September 28, 2001.



                               Page 15 of 36 pages

                                    SIGNATURE


            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  October 3, 2001


GOLDMAN, SACHS & CO.                      THE GOLDMAN SACHS GROUP, INC.

By:/s/ Roger S. Begelman                  By:/s/ Roger S. Begelman
---------------------------------         ---------------------------------
Name:  Roger S. Begelman                  Name:  Roger S. Begelman
Title: Attorney-in-fact                   Title: Attorney-in-fact



GS CAPITAL PARTNERS II, L.P.              GS ADVISORS, L.L.C.

By:/s/ Roger S. Begelman                  By:/s/ Roger S. Begelman
---------------------------------         ---------------------------------
Name:  Roger S. Begelman                  Name:  Roger S. Begelman
Title: Attorney-in-fact                   Title: Attorney-in-fact



GS CAPITAL PARTNERS II OFFSHORE, L.P.     GS ADVISORS II, L.L.C.

By:/s/ Roger S. Begelman                  By:/s/ Roger S. Begelman
---------------------------------         ---------------------------------
Name:  Roger S. Begelman                  Name:  Roger S. Begelman
Title: Attorney-in-fact                   Title: Attorney-in-fact



GS CAPITAL PARTNERS II (GERMANY)          GOLDMAN, SACHS & CO. OHG
CIVIL LAW PARTNERSHIP
(with limitation of liability)

By:/s/ Roger S. Begelman                  By:/s/ Roger S. Begelman
---------------------------------         ---------------------------------
Name:  Roger S. Begelman                  Name:  Roger S. Begelman
Title: Attorney-in-fact                   Title: Attorney-in-fact



STONE STREET FUND 1997, L.P.              BRIDGE STREET FUND 1997, L.P.

By:/s/ Roger S. Begelman                  By:/s/ Roger S. Begelman
---------------------------------         ---------------------------------
Name:  Roger S. Begelman                  Name:  Roger S. Begelman
Title: Attorney-in-fact                   Title: Attorney-in-fact



STONE STREET 1997, L.L.C.

By:/s/ Roger S. Begelman
---------------------------------
Name:  Roger S. Begelman
Title: Attorney-in-fact



                               Page 16 of 36 pages

                                   SCHEDULE I
                                   ----------



     The name of each director of The Goldman Sachs Group, Inc. is set forth below.

     The business address of each person listed below is c/o Goldman, Sachs & Co., 85 Broad Street, New York, NY 10004.

     Each person is a citizen of the United States of America except for Lord Browne of Madingley, who is a citizen of the United Kingdom. The present principal occupation or employment of each of the listed persons is set forth below.


Name                     Present Principal Occupation
--------------------------------------------------------------------------------

Henry M. Paulson, Jr.                Chairman  and  Chief  Executive Officer  of
                                     The Goldman Sachs Group, Inc.

Robert J. Hurst                      Vice Chairman  of  The Goldman Sachs Group,
                                     Inc.

John A. Thain                        President and Co-Chief Operating Officer of
                                     The Goldman Sachs Group, Inc.

John L. Thornton                     President and Co-Chief Operating Officer of
                                     The Goldman Sachs Group, Inc.

Lord Browne of Madingley             Group  Chief  Executive  of  BP  Amoco  plc


James A. Johnson                     Chairman  and  Chief  Executive Officer  of
                                     Johnson Capital Partners

John H. Bryan                        Chairman of Sara Lee Corporation


Ruth J. Simmons                      President of Brown University


Margaret C. Whitman                  President  and  Chief Executive Officer  of
                                     eBay Inc.



                               Page 17 of 36 pages

                                 SCHEDULE II-A-i
                                 ---------------

     The name, position and present principal occupation of each executive officer of GS Advisors, L.L.C., the sole general partner of GS Capital Partners II, L.P. and the name, position and present principal occupation of each executive officer of GS Advisors II, L.L.C., the sole general partner of GS Capital Partners II Offshore, L.P., are set forth below.

     The business address for all the executive officers listed below except Gene T. Sykes, Richard S. Sharp, Barry S. Volpert, Antoine L. Schwartz, Hughes
B. Lepic, Randall A. Blumenthal, Syaru (Shirley) Lin, Stephen S. Trevor, Peter Schiefer, Atul Kapur, Michel Plantevin, Mary Nee and Ulrika Werdelin is 85 Broad Street, New York, New York 10004. The business address of Richard S. Sharp, Barry S. Volpert, Antoine L. Schwartz, Hughes B. Lepic, Stephen S. Trevor, Peter Schiefer, Atul Kapur, Michel Plantevin and Ulrika Werdelin is 133 Fleet Street, London EC4A 2BB, England. The business address of Syaru (Shirley) Lin, and Mary Nee is Cheung Kong Center, 68th Floor, 2 Queens Road, Central, Hong Kong. The business address of Gene T. Sykes and Randall A. Blumenthal is 2765 Sand Hill Road, Menlo Park, CA 94025.

     All executive officers listed below are United States citizens except Richard S. Sharp, Sanjeev K. Mehra, Antoine L. Schwartz, Patrick E. Mulvihill, Hughes B. Lepic, Peter Schiefer, Atul Kapur, Michel Plantevin, and Ulrika Werdelin. Richard S. Sharp is a citizen of the United Kingdom. Sanjeev K. Mehra is a citizen of India. Atul Kapur is a citizen of Singapore. Antoine L. Schwartz, Hughes B. Lepic and Michel Plantevin are citizens of France. Patrick
E. Mulvihill is a citizen of Ireland. Peter Schiefer is a citizen of Germany. Ulrika Werdelin is a citizen of Sweden.


Name                         Position               Present Principal Occupation
--------------------------------------------------------------------------------

Richard A. Friedman          President               Managing Director of
                                                     Goldman, Sachs & Co.

Joseph H. Gleberman          Vice President          Managing Director of
                                                     Goldman, Sachs & Co

Terence M. O'Toole           Vice President          Managing Director of
                                                     Goldman, Sachs & Co.

Gene T. Sykes                Vice President          Managing Director of
                                                     Goldman, Sachs & Co.

Henry Cornell                Vice President          Managing Director of
                                                     Goldman, Sachs & Co.

Richard S. Sharp             Vice President          Managing Director of
                                                     Goldman Sachs International

Esta E. Stecher              Assistant Secretary     Managing Director of
                                                     Goldman, Sachs & Co.

Barry S. Volpert             Vice President          Managing Director of
                                                     Goldman Sachs International

Sanjeev K. Mehra             Vice President          Managing Director of
                                                     Goldman, Sachs & Co.

Muneer A. Satter             Vice President          Managing Director of
                                                     Goldman, Sachs & Co.

Antoine L. Schwartz          Vice President          Managing Director of
                                                     Goldman Sachs International

Steven M. Bunson             Assistant Secretary     Managing Director of
                                                     Goldman, Sachs & Co.



                               Page 18 of 36 pages

Elizabeth C. Fascitelli      Treasurer               Managing Director of
                                                     Goldman, Sachs & Co.

Patrick E. Mulvihill         Assistant Treasurer     Managing Director of
                                                     Goldman, Sachs & Co.

David J. Greenwald           Assistant Secretary     Managing Director of
                                                     Goldman, Sachs & Co.

Dan H. Jester                Assistant Treasurer     Managing Director of
                                                     Goldman, Sachs & Co.

Hughes B. Lepic              Vice President          Managing Director of
                                                     Goldman Sachs International

Russell E. Makowsky          Assistant Secretary     Managing Director of
                                                     Goldman, Sachs & Co.

Sarah G. Smith               Assistant Treasurer     Managing Director of
                                                     Goldman, Sachs & Co.

Randall A. Blumenthal        Vice President          Managing Director of
                                                     Goldman, Sachs & Co.

Syaru (Shirley) Lin          Vice President          Managing Director of
                                                     Goldman Sachs (Asia) L.L.C.

Douglas F. Londal            Vice President          Managing Director of
                                                     Goldman, Sachs & Co.

Stephen S. Trevor            Vice President          Managing Director of
                                                     Goldman Sachs International

Peter Schiefer               Vice President          Managing Director of
                                                     Goldman Sachs International

Abraham Bleiberg             Vice President          Managing Director of
                                                     Goldman, Sachs & Co.

Joseph P. DiSabato           Vice President          Managing Director of
                                                     Goldman, Sachs & Co.

Robert R. Gheewalla          Vice President          Managing Director of
                                                     Goldman, Sachs & Co.

Atul Kapur                   Vice President          Managing Director of
                                                     Goldman Sachs International

Michel Plantevin             Vice President          Managing Director of
                                                     Goldman Sachs International

John E. Bowman               Vice President          Vice President of
                                                     Goldman, Sachs & Co.

Katherine B. Enquist         Vice President/         Vice President of
                             Secretary               Goldman, Sachs & Co.

James B. McHugh              Assistant Secretary     Vice President of
                                                     Goldman, Sachs & Co.

Beverly L. O'Toole           Assistant Secretary     Vice President of
                                                     Goldman, Sachs & Co.

Mary Nee                     Vice President          Executive Director of
                                                     Goldman Sachs (Asia) L.L.C.

Katherine L. Nissenbaum      Vice President/         Vice President of
                             Assistant Secretary     Goldman, Sachs & Co.

Ulrika Werdelin              Vice President          Executive Director of
                                                     Goldman Sachs International



                               Page 19 of 36 pages

                                SCHEDULE II-A-ii
                                ----------------


     The name and principal occupation of each member of the Principal Investment Area Investment Committee of Goldman, Sachs & Co., which exercises the authority of Goldman, Sachs & Co. in managing GS Advisors, L.L.C. and GS Advisors II, L.L.C., are set forth below.

     The business address for each member listed below except Gene T. Sykes, Richard S. Sharp, Barry S. Volpert, Scott B. Kapnick, Antoine L. Schwartz and Robert V. Delaney is 85 Broad Street, New York, New York 10004. The business address of Gene T. Sykes is 2765 Sand Hill Road, Menlo Park, CA 94025. The business address of Richard S. Sharp, Barry S. Volpert, Scott B. Kapnick and Antoine L. Schwartz is 133 Fleet Street, London EC4A 2BB, England. The business address of Robert V. Delaney is 12-32, Akasaka 1-chome, Minato-ku, Tokyo 107-6005, Japan.

     All members listed below except Richard S. Sharp, Sanjeev K. Mehra and Antoine L. Schwartz are United States citizens. Richard S. Sharp is a citizen of the United Kingdom, Sanjeev K. Mehra is a citizen of India and Antoine L. Schwartz is a citizen of France.


Name                            Present Principal Occupation
--------------------------------------------------------------------------------

Peter M. Sacerdote              Advisory Director of Goldman, Sachs & Co.

Richard A. Friedman             Managing Director of Goldman, Sachs & Co.

Joseph H. Gleberman             Managing Director of Goldman, Sachs & Co.

Robin Neustein                  Managing Director of Goldman, Sachs & Co.

Terence M. O'Toole              Managing Director of Goldman, Sachs & Co.

Gene T. Sykes                   Managing Director of Goldman, Sachs & Co.

Henry Cornell                   Managing Director of Goldman, Sachs & Co.

Robert V. Delaney               Managing Director of Goldman Sachs (Japan) Ltd.

Richard S. Sharp                Managing Director of Goldman Sachs International

Barry S. Volpert                Managing Director of Goldman Sachs International

Sanjeev K. Mehra                Managing Director of Goldman, Sachs & Co.

Muneer A. Satter                Managing Director of Goldman, Sachs & Co.

Scott B. Kapnick                Managing Director of Goldman Sachs International

Peter G. Sachs                  Senior Director of The Goldman Sachs Group, Inc.

Antoine L. Schwartz             Managing Director of Goldman Sachs International



                               Page 20 of 36 pages

                                 SCHEDULE II-B-i
                                 ---------------

     The name, position and present principal occupation of each executive officer of Stone Street 1997, L.L.C., the sole general partner of Stone Street Fund 1997, L.P. and the managing general partner of Bridge Street Fund 1997, L.P., are set forth below.

     The business address for all the executive officers listed below except Gene T. Sykes, Richard S. Sharp, Barry S. Volpert, Antoine L. Schwartz, Hughes
B. Lepic, Randall A. Blumenthal, Syaru (Shirley) Lin, Stephen S. Trevor, Peter Schiefer, Atul Kapur, Michel Plantevin, Mary Nee and Ulrika Werdelin is 85 Broad Street, New York, New York 10004. The business address of Richard S. Sharp, Barry S. Volpert, Antoine L. Schwartz, Hughes B. Lepic, Stephen S. Trevor, Peter Schiefer, Atul Kapur, Michel Plantevin and Ulrika Werdelin is 133 Fleet Street, London EC4A 2BB, England. The business address of Syaru (Shirley) Lin and Mary Nee is Cheung Kong Center, 68th Floor, 2 Queens Road, Central, Hong Kong. The business address of Gene T. Sykes and Randall A. Blumenthal is 2765 Sand Hill Road, Menlo Park, CA 94025.

     All executive officers listed below are United States citizens except Richard S. Sharp, Sanjeev K. Mehra, Antoine L. Schwartz, Patrick E. Mulvihill, Hughes B. Lepic, Peter Schiefer, Atul Kapur, Michel Plantevin, and Ulrika Werdelin. Richard S. Sharp is a citizen of the United Kingdom. Sanjeev K. Mehra is a citizen of India. Atul Kapur is a citizen of Singapore. Antoine L. Schwartz, Hughes B. Lepic and Michel Plantevin are citizens of France. Patrick
E. Mulvihill is a citizen of Ireland. Peter Schiefer is a citizen of Germany. Ulrika Werdelin is a citizen of Sweden.


Name                       Position                Present Principal Occupation
--------------------------------------------------------------------------------

Peter M. Sacerdote         Chairman/               Advisory Director of
                           President               Goldman, Sachs & Co.

Peter G. Sachs             Vice President          Senior Director of
                                                   The Goldman Sachs Group, Inc.

Richard A. Friedman        Vice President          Managing Director of
                                                   Goldman, Sachs & Co.

Joseph H. Gleberman        Vice President          Managing Director of
                                                   Goldman, Sachs & Co

Terence M. O'Toole         Vice President          Managing Director of
                                                   Goldman, Sachs & Co.

Gene T. Sykes              Vice President          Managing Director of
                                                   Goldman, Sachs & Co.

Henry Cornell              Vice President          Managing Director of
                                                   Goldman, Sachs & Co.

Richard S. Sharp           Vice President          Managing Director of
                                                   Goldman Sachs International

Esta E. Stecher            Vice President/         Managing Director of
                           Assistant Secretary     Goldman, Sachs & Co.

Barry S. Volpert           Vice President          Managing Director of
                                                   Goldman Sachs International

Sanjeev K. Mehra           Vice President/         Managing Director of
                           Treasurer               Goldman, Sachs & Co.

Muneer A. Satter           Vice President          Managing Director of
                                                    Goldman, Sachs & Co.

Antoine L. Schwartz        Vice President          Managing Director of
                                                   Goldman Sachs International

Steven M. Bunson           Assistant Secretary     Managing Director of
                                                   Goldman, Sachs & Co.


                               Page 21 of 36 pages

Elizabeth C. Fascitelli    Vice President          Managing Director of
                                                   Goldman, Sachs & Co.

Patrick E. Mulvihill       Assistant Treasurer     Managing Director of
                                                   Goldman, Sachs & Co.

David J. Greenwald         Vice President/         Managing Director of
                           Assistant Secretary     Goldman, Sachs & Co.

Hughes B. Lepic            Vice President          Managing Director of
                                                   Goldman Sachs International

Russell E. Makowsky        Assistant Secretary     Managing Director of
                                                   Goldman, Sachs & Co.

Sarah G. Smith             Assistant Treasurer     Managing Director of
                                                   Goldman, Sachs & Co.

Dan H. Jester              Assistant Treasurer     Managing Director of
                                                   Goldman, Sachs & Co.

Randall A. Blumenthal      Vice President          Managing Director of
                                                   Goldman, Sachs & Co.

Syaru (Shirley) Lin        Vice President          Managing Director of
                                                   Goldman Sachs (Asia) L.L.C.

Douglas F. Londal          Vice President          Managing Director of
                                                   Goldman, Sachs & Co.

Stephen S. Trevor          Vice President          Managing Director of
                                                   Goldman Sachs International

Peter Schiefer             Vice President          Managing Director of
                                                   Goldman Sachs International

Abraham Bleiberg           Vice President          Managing Director of
                                                   Goldman, Sachs & Co.

Joseph P. DiSabato         Vice President          Managing Director of
                                                   Goldman, Sachs & Co.

Robert R. Gheewalla        Vice President          Managing Director of
                                                   Goldman, Sachs & Co.

Atul Kapur                 Vice President          Managing Director of
                                                   Goldman Sachs International

Michel Plantevin           Vice President          Managing Director of
                                                   Goldman Sachs International

John E. Bowman             Vice President          Vice President of
                                                   Goldman, Sachs & Co.

Katherine B. Enquist       Vice President/         Vice President of
                           Secretary               Goldman, Sachs & Co.

James B. McHugh            Assistant Secretary     Vice President of
                                                   Goldman, Sachs & Co.

Beverly L. O'Toole         Assistant Secretary     Vice President of
                                                   Goldman, Sachs & Co.

Mary Nee                   Vice President          Executive Director of
                                                   Goldman Sachs (Asia) L.L.C.

Katherine L. Nissenbaum    Vice President/         Vice President of
                           Assistant Secretary     Goldman, Sachs & Co.

Richard J. Stingi          Vice President          Vice President of
                                                   Goldman, Sachs & Co.

Ulrika Werdelin            Vice President          Executive Director of
                                                   Goldman Sachs International


                               Page 22 of 36 pages

                                SCHEDULE II-B-ii
                                ----------------


     The name and principal occupation of each member of the Stone Street Investment Committee of Goldman, Sachs & Co., which exercises the authority of Goldman, Sachs & Co. in managing Stone Street 1997, L.L.C., are set forth below.

     The business address for each member listed below is 85 Broad Street, New York, New York 10004.

     All members listed below except Sanjeev K. Mehra are United States citizens. Sanjeev K. Mehra is a citizen of India.


Name                            Present Principal Occupation
--------------------------------------------------------------------------------

Peter M. Sacerdote              Advisory Director of Goldman, Sachs & Co.

Peter G. Sachs                  Senior Director of The Goldman Sachs Group, Inc.

Richard A. Friedman             Managing Director of Goldman, Sachs & Co.

Joseph H. Gleberman             Managing Director of Goldman, Sachs & Co.

Terence M. O'Toole              Managing Director of Goldman, Sachs & Co.

Sanjeev K. Mehra                Managing Director of Goldman, Sachs & Co.



                               Page 23 of 36 pages

                                  SCHEDULE II-C
                                  -------------


     The name, position and present principal occupation of each executive officer and director of Goldman, Sachs & Co. Finanz GmbH which is the sole managing general partner of Goldman, Sachs & Co. oHG are set forth below.

     The business address for each of the executive officers and directors listed below is MesseTurm, 60308 Frankfurt am Main, Germany.

     Of the directors and executive officers listed below, Timothy C. Plaut and Alexander C. Dibelius are citizens of Germany and Jonathan S. King is a citizen of the United Kingdom.


Name                       Position                 Present Principal Occupation
--------------------------------------------------------------------------------

Jonathan S. King           Managing Director        Executive Director of
                                                    Goldman, Sachs & Co. oHG

Timothy C. Plaut           Managing Director        Managing Director of
                                                    Goldman, Sachs & Co. oHG

Alexander C. Dibelius      Managing Director        Managing Director of
                                                    Goldman, Sachs & Co. oHG



                               Page 24 of 36 pages

                                  SCHEDULE IV-A
                                  -------------
                                iXOS Software AG
                           American Depositary Shares
                               Cusip No. 46600V108



      Purchases     Sales           Price     Trade Date  Settlement Date
--------------------------------------------------------------------------------
          100                       7.4000     1-Aug-01    6-Aug-01
                      100           7.2500     1-Aug-01    6-Aug-01
          100                       6.2000     7-Aug-01   10-Aug-01
          500                       6.5000     7-Aug-01   10-Aug-01
                      500           6.5000     7-Aug-01   10-Aug-01
                      100           6.4500     8-Aug-01   13-Aug-01
          200                       4.8500    10-Sep-01   13-Sep-01
          900                       4.8500    10-Sep-01   13-Sep-01
                    1,100           4.9500    10-Sep-01   13-Sep-01
                      100           4.8500    20-Sep-01   25-Sep-01
          100                       4.8500    20-Sep-01   25-Sep-01
        1,000                       4.0000    21-Sep-01   26-Sep-01
                      500           4.0000    21-Sep-01   26-Sep-01
                      500           4.0000    21-Sep-01   26-Sep-01
                      100           3.5500    24-Sep-01   27-Sep-01
                      100           3.6500    24-Sep-01   27-Sep-01
                      500           4.5000    24-Sep-01   27-Sep-01
                      222           4.5000    24-Sep-01   27-Sep-01
                      300           4.5000    24-Sep-01   27-Sep-01
                      100           4.7100    25-Sep-01   28-Sep-01
                      278           4.2500    26-Sep-01   01-Oct-01



                               Page 25 of 36 pages

                                  SCHEDULE IV-B
                                  -------------
                                iXOS Software AG
                             Bearer Ordinary Shares



      Purchases     Sales       Price    Trade Date  Settlement Date
--------------------------------------------------------------------------------
                      400       6.100    30-Jul-01    1-Aug-01
                      650       6.360    30-Jul-01    1-Aug-01
                      100       6.370    30-Jul-01    1-Aug-01
                    1,200       6.360    30-Jul-01    1-Aug-01
          409                   6.570    30-Jul-01    1-Aug-01
                        1       6.690    30-Jul-01    1-Aug-01
                    1,540       6.790    30-Jul-01    1-Aug-01
                    2,000       6.910    30-Jul-01    1-Aug-01
          300                   6.740    30-Jul-01    1-Aug-01
                      200       6.860    30-Jul-01    1-Aug-01
          350                   6.790    30-Jul-01    1-Aug-01
           75                   6.790    30-Jul-01    1-Aug-01
        3,100                   6.540    30-Jul-01    1-Aug-01
          600                   6.530    30-Jul-01    1-Aug-01
          200                   6.530    30-Jul-01    1-Aug-01
          950                   6.540    30-Jul-01    1-Aug-01
          400                   6.620    30-Jul-01    1-Aug-01
                      400       6.690    30-Jul-01    1-Aug-01
                      550       6.160    30-Jul-01    1-Aug-01
           56                   6.260    30-Jul-01    1-Aug-01
           86                   6.260    30-Jul-01    1-Aug-01
          300                   6.550    30-Jul-01    1-Aug-01
          450                   6.860    30-Jul-01    1-Aug-01
                    5,400       7.495    31-Jul-01    2-Aug-01
                      684       7.110    31-Jul-01    2-Aug-01
                    1,000       7.110    31-Jul-01    2-Aug-01
                    1,416       7.100    31-Jul-01    2-Aug-01
                      100       7.180    31-Jul-01    2-Aug-01
                    1,000       7.180    31-Jul-01    2-Aug-01
           75                   7.220    31-Jul-01    2-Aug-01
                    3,100       7.350    31-Jul-01    2-Aug-01
        2,000                   7.220    31-Jul-01    2-Aug-01
                    1,000       7.350    31-Jul-01    2-Aug-01
        2,651                   7.410    31-Jul-01    2-Aug-01
          400                   7.410    31-Jul-01    2-Aug-01
                    1,750       7.940    31-Jul-01    2-Aug-01
          700                   7.800    31-Jul-01    2-Aug-01
        3,100                   7.670    31-Jul-01    2-Aug-01
                      300       7.640    31-Jul-01    2-Aug-01
                    3,100       7.780    31-Jul-01    2-Aug-01
        1,000                   7.640    31-Jul-01    2-Aug-01
                      300       7.780    31-Jul-01    2-Aug-01
        1,000                   7.660    31-Jul-01    2-Aug-01
                      300       7.810    31-Jul-01    2-Aug-01
        1,600                   7.670    31-Jul-01    2-Aug-01
                       35       7.800    31-Jul-01    2-Aug-01
                      410       7.800    31-Jul-01    2-Aug-01
                      275       7.800    31-Jul-01    2-Aug-01
                      130       7.800    31-Jul-01    2-Aug-01
                      200       7.800    31-Jul-01    2-Aug-01
                      180       7.800    31-Jul-01    2-Aug-01
            1                   7.660    31-Jul-01    2-Aug-01
          200                   7.660    31-Jul-01    2-Aug-01
                        2       7.800    31-Jul-01    2-Aug-01
                        1       7.740    31-Jul-01    2-Aug-01
          860                   7.600    31-Jul-01    2-Aug-01
                    1,108       7.740    31-Jul-01    2-Aug-01
          470                   7.640    31-Jul-01    2-Aug-01
                    1,083       7.800    31-Jul-01    2-Aug-01
                      550       7.800    31-Jul-01    2-Aug-01
                      135       7.800    31-Jul-01    2-Aug-01



                               Page 26 of 36 pages

      Purchases     Sales       Price    Trade Date  Settlement Date
--------------------------------------------------------------------------------
                      165       7.850    31-Jul-01    2-Aug-01
                       40       7.850    31-Jul-01    2-Aug-01
                    2,795       7.850    31-Jul-01    2-Aug-01
                      200       8.100    31-Jul-01    2-Aug-01
          100                   8.050    31-Jul-01    2-Aug-01
          500                   8.050    31-Jul-01    2-Aug-01
          100                   8.050    31-Jul-01    2-Aug-01
          700                   8.050    31-Jul-01    2-Aug-01
          700                   8.050    31-Jul-01    2-Aug-01
          700                   8.050    31-Jul-01    2-Aug-01
          600                   8.050    31-Jul-01    2-Aug-01
          100                   8.050    31-Jul-01    2-Aug-01
          220                   8.050    31-Jul-01    2-Aug-01
           49                   8.050    31-Jul-01    2-Aug-01
          431                   8.050    31-Jul-01    2-Aug-01
          100                   8.050    31-Jul-01    2-Aug-01
          700                   8.050    31-Jul-01    2-Aug-01
                      960       8.460    31-Jul-01    2-Aug-01
           15                   8.350    31-Jul-01    2-Aug-01
          945                   8.350    31-Jul-01    2-Aug-01
          400                   8.330    31-Jul-01    2-Aug-01
                    5,400       7.495    31-Jul-01    2-Aug-01
        5,400                   7.495    31-Jul-01    2-Aug-01
                      400       7.410    31-Jul-01    2-Aug-01
          500                   7.400    31-Jul-01    2-Aug-01
          700                   7.220    31-Jul-01    2-Aug-01
          700                   7.970    31-Jul-01    2-Aug-01
          300                   8.400     1-Aug-01    3-Aug-01
          350                   8.300     1-Aug-01    3-Aug-01
           50                   8.150     1-Aug-01    3-Aug-01
          100                   8.150     1-Aug-01    3-Aug-01
          780                   8.150     1-Aug-01    3-Aug-01
        2,500                   8.140     1-Aug-01    3-Aug-01
                      200       8.250     1-Aug-01    3-Aug-01
                    1,000       8.310     1-Aug-01    3-Aug-01
                    3,100       8.150     1-Aug-01    3-Aug-01
        2,000                   8.060     1-Aug-01    3-Aug-01
                       10       8.000     1-Aug-01    3-Aug-01
        3,100                   7.860     1-Aug-01    3-Aug-01
          300                   7.720     1-Aug-01    3-Aug-01
                    1,000       7.750     1-Aug-01    3-Aug-01
                      400       8.030     1-Aug-01    3-Aug-01
          150                   7.880     1-Aug-01    3-Aug-01
        1,000                   7.860     1-Aug-01    3-Aug-01
                      210       8.010     1-Aug-01    3-Aug-01
                    2,000       8.000     1-Aug-01    6-Aug-01
        2,000                   8.000     1-Aug-01    6-Aug-01
                    2,000       8.000     1-Aug-01    6-Aug-01
        2,000                   8.000     1-Aug-01    6-Aug-01
                    2,000       8.000     1-Aug-01    6-Aug-01
          200                   8.200     1-Aug-01    6-Aug-01
          200                   8.150     1-Aug-01    6-Aug-01
          250                   8.280     1-Aug-01    6-Aug-01
          100                   8.210     1-Aug-01    6-Aug-01
           97                   7.970     2-Aug-01    6-Aug-01
           60                   7.970     2-Aug-01    6-Aug-01
        2,000                   7.970     2-Aug-01    6-Aug-01
                    2,775       8.160     2-Aug-01    6-Aug-01
                    2,392       8.180     2-Aug-01    6-Aug-01
        1,900                   8.060     2-Aug-01    6-Aug-01
                       67       8.290     2-Aug-01    6-Aug-01
                      350       8.290     2-Aug-01    6-Aug-01
                    1,200       8.120     2-Aug-01    6-Aug-01
           10                   7.660     3-Aug-01    7-Aug-01



                               Page 27 of 36 pages

      Purchases     Sales       Price    Trade Date  Settlement Date
--------------------------------------------------------------------------------
                      850       7.850     3-Aug-01    7-Aug-01
                      400       7.780     3-Aug-01    7-Aug-01
        1,819                   7.720     6-Aug-01    8-Aug-01
          200                   7.850     6-Aug-01    8-Aug-01
          500                   7.850     6-Aug-01    8-Aug-01
          100                   7.860     6-Aug-01    8-Aug-01
          950                   7.870     6-Aug-01    8-Aug-01
        1,350                   7.880     6-Aug-01    8-Aug-01
                      232       7.390     6-Aug-01    8-Aug-01
                      100       7.400     6-Aug-01    8-Aug-01
          258                   7.260     6-Aug-01    8-Aug-01
        2,685                   7.140     6-Aug-01    8-Aug-01
                      200       7.120     6-Aug-01    8-Aug-01
                      400       7.030     7-Aug-01    9-Aug-01
                      500       7.030     7-Aug-01    9-Aug-01
           43                   6.900     7-Aug-01    9-Aug-01
                      150       7.000     7-Aug-01    9-Aug-01
           73                   6.900     7-Aug-01    9-Aug-01
          500                   6.900     7-Aug-01    9-Aug-01
        1,560                   6.990     7-Aug-01    9-Aug-01
          300                   6.990     7-Aug-01    9-Aug-01
        1,240                   7.000     7-Aug-01    9-Aug-01
        2,400                   7.000     7-Aug-01    9-Aug-01
           40                   6.910     7-Aug-01    9-Aug-01
                    1,400       7.110     7-Aug-01    9-Aug-01
                    1,400       7.230     7-Aug-01    9-Aug-01
                       50       7.420     7-Aug-01    9-Aug-01
                      300       6.900     7-Aug-01    9-Aug-01
          300                   6.900     7-Aug-01    9-Aug-01
                      300       6.900     7-Aug-01    9-Aug-01
          300                   6.870     7-Aug-01    9-Aug-01
                      300       6.990     7-Aug-01    9-Aug-01
          176                   7.300     8-Aug-01   10-Aug-01
           50                   7.200     8-Aug-01   10-Aug-01
                      400       7.280     8-Aug-01   10-Aug-01
                      900       7.630     8-Aug-01   10-Aug-01
        3,100                   7.600     8-Aug-01   10-Aug-01
          160                   7.560     8-Aug-01   10-Aug-01
                      170       7.400     8-Aug-01   10-Aug-01
                       80       7.400     8-Aug-01   10-Aug-01
        2,400                   7.510     9-Aug-01   13-Aug-01
          165                   7.550     9-Aug-01   13-Aug-01
           86                   7.390     9-Aug-01   13-Aug-01
           86                   7.390     9-Aug-01   13-Aug-01
                      933       7.360     9-Aug-01   13-Aug-01
           86                   7.260     9-Aug-01   13-Aug-01
          178                   7.260     9-Aug-01   13-Aug-01
                       54       7.380     9-Aug-01   13-Aug-01
                      550       7.460     9-Aug-01   13-Aug-01
                      200       7.360     9-Aug-01   13-Aug-01
           86                   7.330     9-Aug-01   13-Aug-01
                    3,100       7.620    10-Aug-01   14-Aug-01
          850                   7.670    10-Aug-01   14-Aug-01
        3,100                   7.570    10-Aug-01   14-Aug-01
                      150       7.510    10-Aug-01   14-Aug-01
        3,100                   7.390    10-Aug-01   14-Aug-01
          108                   7.230    10-Aug-01   14-Aug-01
          100                   7.230    10-Aug-01   14-Aug-01



                               Page 28 of 36 pages

      Purchases     Sales       Price    Trade Date  Settlement Date
--------------------------------------------------------------------------------
           86                   7.130    10-Aug-01   14-Aug-01
                      575       7.240    10-Aug-01   14-Aug-01
                      600       7.310    10-Aug-01   14-Aug-01
          900                   7.230    10-Aug-01   14-Aug-01
                      100       7.390    10-Aug-01   14-Aug-01
        2,400                   7.600    13-Aug-01   15-Aug-01
          300                   7.600    13-Aug-01   15-Aug-01
          100                   7.600    13-Aug-01   15-Aug-01
          300                   7.600    13-Aug-01   15-Aug-01
           12                   7.550    13-Aug-01   15-Aug-01
        2,000                   7.550    13-Aug-01   15-Aug-01
                      100       7.640    13-Aug-01   15-Aug-01
                      420       7.490    13-Aug-01   15-Aug-01
                      400       7.640    13-Aug-01   15-Aug-01
                      130       7.490    13-Aug-01   15-Aug-01
          450                   7.590    13-Aug-01   15-Aug-01
                      100       7.580    14-Aug-01   21-Aug-01
          100                   7.580    14-Aug-01   21-Aug-01
           52                   7.340    15-Aug-01   17-Aug-01
           43                   7.340    15-Aug-01   17-Aug-01
          300                   7.340    15-Aug-01   17-Aug-01
                       30       7.450    15-Aug-01   17-Aug-01
           43                   7.120    16-Aug-01   20-Aug-01
        3,100                   7.120    16-Aug-01   20-Aug-01
          220                   6.940    16-Aug-01   20-Aug-01
          600                   6.940    16-Aug-01   20-Aug-01
                    1,000       6.860    16-Aug-01   20-Aug-01
                    1,400       6.980    16-Aug-01   20-Aug-01
        1,400                   6.890    16-Aug-01   20-Aug-01
          311                   6.790    16-Aug-01   20-Aug-01
                      300       6.900    16-Aug-01   20-Aug-01
                       65       6.920    16-Aug-01   20-Aug-01
          172                   6.910    16-Aug-01   20-Aug-01
          250                   6.910    16-Aug-01   20-Aug-01
           86                   6.810    16-Aug-01   20-Aug-01
        3,014                   6.810    16-Aug-01   20-Aug-01
           10                   6.850    16-Aug-01   20-Aug-01
           50                   6.850    16-Aug-01   20-Aug-01
                       35       6.950    16-Aug-01   20-Aug-01
                       43       6.950    16-Aug-01   20-Aug-01
           86                   6.910    17-Aug-01   21-Aug-01
          500                   6.910    17-Aug-01   21-Aug-01
                      420       6.980    17-Aug-01   21-Aug-01
                      682       6.920    17-Aug-01   21-Aug-01
                      469       6.920    17-Aug-01   21-Aug-01
                      300       6.780    17-Aug-01   21-Aug-01
                      174       6.840    17-Aug-01   21-Aug-01
                      172       6.920    17-Aug-01   21-Aug-01
                      142       6.920    17-Aug-01   21-Aug-01
                       85       6.920    17-Aug-01   21-Aug-01
          108                   6.740    20-Aug-01   22-Aug-01
        3,100                   6.800    20-Aug-01   22-Aug-01
           86                   6.700    20-Aug-01   22-Aug-01
        1,000                   6.700    20-Aug-01   22-Aug-01
           86                   6.610    20-Aug-01   22-Aug-01
           86                   6.610    20-Aug-01   22-Aug-01
                       80       6.680    20-Aug-01   22-Aug-01
                      200       6.900    20-Aug-01   22-Aug-01
                       25       6.790    21-Aug-01   23-Aug-01
                       86       6.790    21-Aug-01   23-Aug-01
                    1,550       6.810    21-Aug-01   23-Aug-01



                               Page 29 of 36 pages

      Purchases     Sales       Price    Trade Date  Settlement Date
--------------------------------------------------------------------------------
                    1,550       6.800    21-Aug-01   23-Aug-01
                       40       6.870    21-Aug-01   23-Aug-01
                      600       6.790    21-Aug-01   23-Aug-01
                      550       6.920    21-Aug-01   23-Aug-01
         1550                   6.810    21-Aug-01   23-Aug-01
        3,100                   6.650    22-Aug-01   24-Aug-01
          200                   6.520    22-Aug-01   24-Aug-01
        3,100                   6.610    22-Aug-01   24-Aug-01
                    2,228       6.550    22-Aug-01   24-Aug-01
                      872       6.500    22-Aug-01   24-Aug-01
                    3,100       6.500    22-Aug-01   24-Aug-01
                      250       6.500    22-Aug-01   24-Aug-01
                       28       6.500    22-Aug-01   24-Aug-01
                    2,322       6.500    22-Aug-01   24-Aug-01
                      500       6.500    22-Aug-01   24-Aug-01
           49                   6.410    22-Aug-01   24-Aug-01
          720                   6.270    22-Aug-01   24-Aug-01
                      420       6.370    22-Aug-01   24-Aug-01
        3,100                   6.310    22-Aug-01   24-Aug-01
        3,100                   6.400    23-Aug-01   27-Aug-01
                      500       6.410    23-Aug-01   27-Aug-01
                    2,400       6.400    23-Aug-01   27-Aug-01
           86                   6.390    23-Aug-01   27-Aug-01
                    1,000       6.290    23-Aug-01   27-Aug-01
                      810       6.130    24-Aug-01   28-Aug-01
                      500       6.270    24-Aug-01   28-Aug-01
                      174       6.310    24-Aug-01   28-Aug-01
                    2,400       6.300    24-Aug-01   28-Aug-01
                      526       6.280    24-Aug-01   28-Aug-01
                    3,100       6.430    24-Aug-01   28-Aug-01
                    1,159       6.540    24-Aug-01   28-Aug-01
                    3,000       6.450    24-Aug-01   28-Aug-01
          759                   6.510    24-Aug-01   28-Aug-01
                    2,560       6.750    24-Aug-01   28-Aug-01
                       50       6.850    24-Aug-01   28-Aug-01
          500                   6.750    24-Aug-01   28-Aug-01
                      300       6.440    24-Aug-01   28-Aug-01
        3,000                   6.850    27-Aug-01   29-Aug-01
           20                   6.910    27-Aug-01   29-Aug-01
        2,400                   6.800    27-Aug-01   29-Aug-01
        2,534                   6.800    27-Aug-01   29-Aug-01
        2,256                   6.800    27-Aug-01   29-Aug-01
          100                   6.790    28-Aug-01   30-Aug-01
           43                   6.790    28-Aug-01   30-Aug-01
           68                   6.790    28-Aug-01   30-Aug-01
          174                   6.750    28-Aug-01   30-Aug-01
          108                   6.750    28-Aug-01   30-Aug-01
                      153       6.650    28-Aug-01   30-Aug-01
                      800       6.650    28-Aug-01   30-Aug-01
                    1,800       6.610    28-Aug-01   30-Aug-01
                      253       6.600    28-Aug-01   30-Aug-01
                       94       6.600    28-Aug-01   30-Aug-01
                        2       6.600    29-Aug-01   31-Aug-01
           38                   6.410    30-Aug-01    3-Sep-01
           43                   6.370    30-Aug-01    3-Sep-01
           86                   6.290    30-Aug-01    3-Sep-01
           86                   6.290    30-Aug-01    3-Sep-01
          108                   6.290    30-Aug-01    3-Sep-01
           86                   6.160    30-Aug-01    3-Sep-01
                    2,400       6.250    30-Aug-01    3-Sep-01
          602                   6.160    30-Aug-01    3-Sep-01



                               Page 30 of 36 pages

      Purchases     Sales       Price    Trade Date  Settlement Date
--------------------------------------------------------------------------------
                    1,000       6.250    30-Aug-01    3-Sep-01
           86                   6.160    30-Aug-01    3-Sep-01
           86                   6.160    30-Aug-01    3-Sep-01
           86                   6.160    30-Aug-01    3-Sep-01
                       43       6.100    30-Aug-01    3-Sep-01
                      300       6.100    30-Aug-01    3-Sep-01
           86                   6.090    30-Aug-01    3-Sep-01
           86                   6.090    30-Aug-01    3-Sep-01
        2,000                   6.090    30-Aug-01    3-Sep-01
                      758       6.270    30-Aug-01    3-Sep-01
        3,100                   6.190    31-Aug-01    4-Sep-01
        3,100                   6.090    31-Aug-01    4-Sep-01
           45                   6.000    31-Aug-01    4-Sep-01
          300                   6.000    31-Aug-01    4-Sep-01
          103                   6.000    31-Aug-01    4-Sep-01
        2,100                   5.880    31-Aug-01    4-Sep-01
                       50       5.900    31-Aug-01    4-Sep-01
                      174       5.990    31-Aug-01    4-Sep-01
                       20       5.940    31-Aug-01    4-Sep-01
          100                   5.800    31-Aug-01    4-Sep-01
          400                   5.800    31-Aug-01    4-Sep-01
        2,140                   5.870     3-Sep-01    5-Sep-01
          340                   5.860     3-Sep-01    5-Sep-01
          127                   5.750     3-Sep-01    5-Sep-01
          430                   5.720     3-Sep-01    5-Sep-01
          110                   5.580     3-Sep-01    5-Sep-01
          100                   5.580     3-Sep-01    5-Sep-01
                    3,100       5.660     3-Sep-01    5-Sep-01
                       10       5.760     3-Sep-01    5-Sep-01
                    3,090       5.760     3-Sep-01    5-Sep-01
                      100       5.850     3-Sep-01    5-Sep-01
        2,990                   5.700     3-Sep-01    5-Sep-01
          317                   5.620     3-Sep-01    5-Sep-01
                      700       5.710     3-Sep-01    5-Sep-01
                    2,770       5.920     4-Sep-01    6-Sep-01
        2,900                   5.860     4-Sep-01    6-Sep-01
           86                   5.750     4-Sep-01    6-Sep-01
                       86       5.840     4-Sep-01    6-Sep-01
        1,850                   5.780     4-Sep-01    6-Sep-01
        3,400                   5.910     4-Sep-01    6-Sep-01
                    1,000       6.197     5-Sep-01    7-Sep-01
          500                   5.920     5-Sep-01    7-Sep-01
                      580       6.020     5-Sep-01    7-Sep-01
                      200       6.150     5-Sep-01    7-Sep-01
          110                   6.110     5-Sep-01    7-Sep-01
           43                   6.010     5-Sep-01    7-Sep-01
          200                   6.010     5-Sep-01    7-Sep-01
           50                   6.010     5-Sep-01    7-Sep-01
          395                   6.010     5-Sep-01    7-Sep-01
        1,000                   6.197     5-Sep-01    7-Sep-01
                    1,000       6.197     5-Sep-01    7-Sep-01
        3,400                   6.100     6-Sep-01   10-Sep-01
        3,400                   6.100     6-Sep-01   10-Sep-01
           43                   6.010     7-Sep-01   11-Sep-01
                      174       5.940     7-Sep-01   11-Sep-01
                       87       5.940     7-Sep-01   11-Sep-01
        1,350                   5.870     7-Sep-01   11-Sep-01
           10                   5.850     7-Sep-01   11-Sep-01
                    1,000       5.440    10-Sep-01   12-Sep-01
        1,000                   5.170    10-Sep-01   12-Sep-01
                    2,000       5.280    10-Sep-01   12-Sep-01
        1,850                   5.210    10-Sep-01   12-Sep-01
                      600       5.180    10-Sep-01   12-Sep-01
         1850                   5.710    10-Sep-01   12-Sep-01
                       70       5.390    11-Sep-01   13-Sep-01
                    3,330       5.300    11-Sep-01   13-Sep-01



                               Page 31 of 36 pages

      Purchases     Sales       Price    Trade Date  Settlement Date
--------------------------------------------------------------------------------
          550                   5.480    11-Sep-01   13-Sep-01
          500                   5.360    11-Sep-01   13-Sep-01
          257                   5.420    11-Sep-01   13-Sep-01
          111                   5.320    11-Sep-01   13-Sep-01
          111                   5.320    11-Sep-01   13-Sep-01
          300                   5.240    11-Sep-01   13-Sep-01
                      259       5.280    11-Sep-01   13-Sep-01
          111                   5.210    11-Sep-01   13-Sep-01
          400                   5.210    11-Sep-01   13-Sep-01
           40                   5.140    11-Sep-01   13-Sep-01
          111                   5.140    11-Sep-01   13-Sep-01
          197                   4.690    12-Sep-01   14-Sep-01
        3,203                   4.700    12-Sep-01   14-Sep-01
          200                   4.640    12-Sep-01   14-Sep-01
                    3,400       4.670    12-Sep-01   14-Sep-01
                    3,200       5.000    12-Sep-01   14-Sep-01
                      200       5.000    12-Sep-01   14-Sep-01
           25                   4.800    12-Sep-01   14-Sep-01
          300                   4.800    12-Sep-01   14-Sep-01
        1,000                   4.800    12-Sep-01   14-Sep-01
                      400       5.080    12-Sep-01   14-Sep-01
                      100       5.280    12-Sep-01   14-Sep-01
                        9       5.120    12-Sep-01   14-Sep-01
          350                   5.310    12-Sep-01   14-Sep-01
          500                   4.550    12-Sep-01   14-Sep-01
         1250                   4.850    12-Sep-01   14-Sep-01
                    3,400       5.250    13-Sep-01   17-Sep-01
            1                   5.150    13-Sep-01   17-Sep-01
          200                   5.150    13-Sep-01   17-Sep-01
        3,400                   5.080    13-Sep-01   17-Sep-01
                      200       5.130    13-Sep-01   17-Sep-01
           20                   5.120    14-Sep-01   18-Sep-01
                    2,000       5.280    14-Sep-01   18-Sep-01
          100                   5.210    14-Sep-01   18-Sep-01
           50                   5.210    14-Sep-01   18-Sep-01
          300                   5.210    14-Sep-01   18-Sep-01
                    1,000       5.290    14-Sep-01   18-Sep-01
           70                   5.220    14-Sep-01   18-Sep-01
        3,400                   5.070    14-Sep-01   18-Sep-01
                      200       5.030    14-Sep-01   18-Sep-01
                      200       5.030    14-Sep-01   18-Sep-01
          250                   4.940    17-Sep-01   19-Sep-01
        3,400                   4.830    17-Sep-01   19-Sep-01
        3,400                   4.730    17-Sep-01   19-Sep-01
           25                   4.660    17-Sep-01   19-Sep-01
        2,600                   4.610    17-Sep-01   19-Sep-01
          400                   4.550    17-Sep-01   19-Sep-01
                      550       4.500    17-Sep-01   19-Sep-01
           79                   4.490    17-Sep-01   19-Sep-01
        1,000                   4.500    17-Sep-01   19-Sep-01
        1,900                   4.490    17-Sep-01   19-Sep-01
          320                   4.540    17-Sep-01   19-Sep-01
                      550       4.610    17-Sep-01   19-Sep-01
                      550       4.680    17-Sep-01   19-Sep-01
                      300       4.800    17-Sep-01   19-Sep-01
                    3,000       4.870    17-Sep-01   19-Sep-01
                      600       4.970    17-Sep-01   19-Sep-01
                      457       5.100    17-Sep-01   19-Sep-01
                       50       5.100    17-Sep-01   19-Sep-01
          400                   5.030    17-Sep-01   19-Sep-01
                    1,000       5.060    17-Sep-01   19-Sep-01
                       86       5.060    17-Sep-01   19-Sep-01
                      500       5.050    17-Sep-01   19-Sep-01
                      250       4.980    17-Sep-01   19-Sep-01



                               Page 32 of 36 pages

      Purchases     Sales       Price    Trade Date  Settlement Date
--------------------------------------------------------------------------------
                       86       5.060    17-Sep-01   19-Sep-01
                       43       5.190    17-Sep-01   19-Sep-01
                      300       5.420    17-Sep-01   19-Sep-01
                       83       5.500    17-Sep-01   19-Sep-01
           20                   5.420    17-Sep-01   19-Sep-01
           90                   5.420    17-Sep-01   19-Sep-01
           30                   5.340    17-Sep-01   19-Sep-01
          400                   5.340    17-Sep-01   19-Sep-01
                      850       5.220    17-Sep-01   19-Sep-01
                      250       4.550    17-Sep-01   19-Sep-01
                      117       4.730    17-Sep-01   19-Sep-01
                       88       5.600    18-Sep-01   20-Sep-01
          800                   5.530    18-Sep-01   20-Sep-01
                      289       5.480    18-Sep-01   20-Sep-01
        3,400                   5.400    18-Sep-01   20-Sep-01
           86                   5.320    18-Sep-01   20-Sep-01
          500                   5.320    18-Sep-01   20-Sep-01
           80                   5.330    18-Sep-01   20-Sep-01
           30                   5.330    18-Sep-01   20-Sep-01
                    3,400       5.420    18-Sep-01   20-Sep-01
          320                   5.430    18-Sep-01   20-Sep-01
                       50       5.590    18-Sep-01   20-Sep-01
        3,400                   5.420    18-Sep-01   20-Sep-01
                    3,400       5.480    18-Sep-01   20-Sep-01
                       75       5.540    18-Sep-01   20-Sep-01
        3,400                   5.530    19-Sep-01   21-Sep-01
          200                   5.370    19-Sep-01   21-Sep-01
          500                   5.370    19-Sep-01   21-Sep-01
        1,000                   5.210    19-Sep-01   21-Sep-01
        2,000                   5.060    19-Sep-01   21-Sep-01
        3,400                   5.020    19-Sep-01   21-Sep-01
                    1,800       5.090    19-Sep-01   21-Sep-01
                    1,180       5.190    19-Sep-01   21-Sep-01
                      890       5.280    19-Sep-01   21-Sep-01
          800                   5.310    19-Sep-01   21-Sep-01
                       86       5.510    19-Sep-01   21-Sep-01
                      600       5.610    19-Sep-01   21-Sep-01
          250                   5.480    19-Sep-01   21-Sep-01
        2,287                   5.320    19-Sep-01   21-Sep-01
           86                   5.160    19-Sep-01   21-Sep-01
          172                   5.160    19-Sep-01   21-Sep-01
          400                   4.970    19-Sep-01   21-Sep-01
        2,900                   4.970    19-Sep-01   21-Sep-01
           58                   5.100    19-Sep-01   21-Sep-01
          242                   5.100    19-Sep-01   21-Sep-01
                      300       5.100    19-Sep-01   21-Sep-01
          300                   5.100    19-Sep-01   21-Sep-01
                      300       5.130    19-Sep-01   21-Sep-01
         1450                   5.150    19-Sep-01   21-Sep-01
          900                   4.570    20-Sep-01   22-Sep-01
          150                   4.870    20-Sep-01   24-Sep-01
        3,280                   4.830    20-Sep-01   24-Sep-01
        2,000                   4.820    20-Sep-01   24-Sep-01
          450                   4.820    20-Sep-01   24-Sep-01
                       44       4.550    20-Sep-01   24-Sep-01
                      250       4.520    20-Sep-01   24-Sep-01
                    3,106       4.510    20-Sep-01   24-Sep-01
                      500       4.500    20-Sep-01   24-Sep-01
                    1,000       4.500    20-Sep-01   24-Sep-01
                    1,900       4.460    20-Sep-01   24-Sep-01
                      570       4.400    20-Sep-01   24-Sep-01
          108                   4.350    20-Sep-01   24-Sep-01
                    1,000       4.410    20-Sep-01   24-Sep-01



                               Page 33 of 36 pages

      Purchases     Sales       Price    Trade Date  Settlement Date
--------------------------------------------------------------------------------
        3,400                   4.340    20-Sep-01   24-Sep-01
          347                   4.240    20-Sep-01   24-Sep-01
                       40       4.380    20-Sep-01   24-Sep-01
                      250       4.380    20-Sep-01   24-Sep-01
                    1,000       4.460    20-Sep-01   24-Sep-01
                     1800       4.200    21-Sep-01   24-Sep-01
                     1500       4.220    21-Sep-01   24-Sep-01
                      500       4.000    21-Sep-01   24-Sep-01
                      150       4.100    21-Sep-01   24-Sep-01
                      125       3.970    21-Sep-01   24-Sep-01
          111                   4.160    21-Sep-01   24-Sep-01
         2984                   3.630    21-Sep-01   24-Sep-01
         3276                   3.630    21-Sep-01   24-Sep-01
        3,300                   4.250    21-Sep-01   25-Sep-01
          100                   4.250    21-Sep-01   25-Sep-01
        3,400                   4.160    21-Sep-01   25-Sep-01
           86                   4.030    21-Sep-01   25-Sep-01
          800                   4.030    21-Sep-01   25-Sep-01
          800                   3.940    21-Sep-01   25-Sep-01
          250                   3.940    21-Sep-01   25-Sep-01
           72                   3.960    21-Sep-01   25-Sep-01
          500                   3.960    21-Sep-01   25-Sep-01
                      500       3.720    21-Sep-01   25-Sep-01
                      111       3.710    21-Sep-01   25-Sep-01
                       86       3.780    21-Sep-01   25-Sep-01
                    2,000       3.780    21-Sep-01   25-Sep-01
          299                   3.720    21-Sep-01   25-Sep-01
                    1,200       3.790    21-Sep-01   25-Sep-01
          400                   3.760    21-Sep-01   25-Sep-01
                       86       3.830    21-Sep-01   25-Sep-01
                    2,000       3.830    21-Sep-01   25-Sep-01
                      215       3.900    21-Sep-01   25-Sep-01
                    1,000       3.980    21-Sep-01   25-Sep-01
          190                   4.010    21-Sep-01   25-Sep-01
                    3,400       4.150    21-Sep-01   25-Sep-01
                    3,400       4.220    21-Sep-01   25-Sep-01
          100                   4.490    24-Sep-01   26-Sep-01
                      628       4.640    24-Sep-01   26-Sep-01
          917                   4.580    24-Sep-01   26-Sep-01
                    3,400       4.650    24-Sep-01   26-Sep-01
                    3,400       4.650    24-Sep-01   26-Sep-01
                    3,400       4.670    24-Sep-01   26-Sep-01
                    1,000       4.660    24-Sep-01   26-Sep-01
        1,560                   4.600    24-Sep-01   26-Sep-01
                      100       4.670    24-Sep-01   26-Sep-01
                       50       4.670    24-Sep-01   26-Sep-01
                    3,400       4.680    24-Sep-01   26-Sep-01
                    3,400       4.670    24-Sep-01   26-Sep-01
                      240       4.740    24-Sep-01   26-Sep-01
          250                   4.780    24-Sep-01   26-Sep-01
           10                   4.450    24-Sep-01   26-Sep-01
          390                   4.540    24-Sep-01   26-Sep-01
                      400       4.538    24-Sep-01   26-Sep-01
          400                   4.538    24-Sep-01   26-Sep-01
                      400       4.560    24-Sep-01   26-Sep-01
                    1,300       4.860    25-Sep-01   27-Sep-01
          250                   4.770    25-Sep-01   27-Sep-01
                      500       4.820    25-Sep-01   27-Sep-01
                    1,800       4.800    25-Sep-01   27-Sep-01
        3,400                   4.730    25-Sep-01   27-Sep-01
                      500       4.770    25-Sep-01   27-Sep-01



                               Page 34 of 36 pages

      Purchases     Sales       Price    Trade Date  Settlement Date
--------------------------------------------------------------------------------
                      400       4.780    25-Sep-01   27-Sep-01
          150                   4.800    25-Sep-01   27-Sep-01
        2,043                   4.750    25-Sep-01   27-Sep-01
                      500       4.770    25-Sep-01   27-Sep-01
                      250       4.690    25-Sep-01   27-Sep-01
                       87       4.760    25-Sep-01   27-Sep-01
                      174       4.760    25-Sep-01   27-Sep-01
                   12,250       4.740    25-Sep-01   27-Sep-01
        7,687                   4.716    25-Sep-01   28-Sep-01
        3,055                   4.716    25-Sep-01   28-Sep-01
          283                   4.716    25-Sep-01   28-Sep-01
          824                   4.716    25-Sep-01   28-Sep-01
          401                   4.716    25-Sep-01   28-Sep-01
                   12,250       4.716    25-Sep-01   28-Sep-01
       12,250                   4.716    25-Sep-01   28-Sep-01
                   12,250       4.716    25-Sep-01   28-Sep-01
       12,250                   4.716    25-Sep-01   28-Sep-01
                    7,687       4.716    25-Sep-01   28-Sep-01
                    3,055       4.716    25-Sep-01   28-Sep-01
                      283       4.716    25-Sep-01   28-Sep-01
                      824       4.716    25-Sep-01   28-Sep-01
                      401       4.716    25-Sep-01   28-Sep-01
          964                   4.790    26-Sep-01   28-Sep-01
                   10,400       4.760    26-Sep-01   28-Sep-01
                      400       4.800    26-Sep-01   28-Sep-01
        6,526                   4.736    26-Sep-01    1-Oct-01
        2,594                   4.736    26-Sep-01    1-Oct-01
          240                   4.736    26-Sep-01    1-Oct-01
          700                   4.736    26-Sep-01    1-Oct-01
          340                   4.736    26-Sep-01    1-Oct-01
                   10,400       4.736    26-Sep-01    1-Oct-01
       10,400                   4.736    26-Sep-01    1-Oct-01
                   10,400       4.736    26-Sep-01    1-Oct-01
       10,400                   4.736    26-Sep-01    1-Oct-01
                    6,526       4.736    26-Sep-01    1-Oct-01
                    2,594       4.736    26-Sep-01    1-Oct-01
                      240       4.736    26-Sep-01    1-Oct-01
                      700       4.736    26-Sep-01    1-Oct-01
                      340       4.736    26-Sep-01    1-Oct-01
          122                   4.730    27-Sep-01    1-Oct-01
           87                   4.660    27-Sep-01    1-Oct-01
        3,400                   4.620    27-Sep-01    1-Oct-01
        3,400                   4.540    27-Sep-01    1-Oct-01
                       12       4.600    27-Sep-01    1-Oct-01
                      100       4.550    27-Sep-01    1-Oct-01
                    5,300       4.680    27-Sep-01    1-Oct-01
        1,200                   4.570    27-Sep-01    1-Oct-01
        3,326                   4.657    27-Sep-01    2-Oct-01
        1,322                   4.657    27-Sep-01    2-Oct-01
          122                   4.657    27-Sep-01    2-Oct-01
          357                   4.657    27-Sep-01    2-Oct-01
          173                   4.657    27-Sep-01    2-Oct-01
                    5,300       4.657    27-Sep-01    2-Oct-01
        5,300                   4.657    27-Sep-01    2-Oct-01
                    5,300       4.657    27-Sep-01    2-Oct-01
        5,300                   4.657    27-Sep-01    2-Oct-01
                    3,326       4.657    27-Sep-01    2-Oct-01
                    1,322       4.657    27-Sep-01    2-Oct-01
                      122       4.657    27-Sep-01    2-Oct-01
                      357       4.657    27-Sep-01    2-Oct-01
                      173       4.657    27-Sep-01    2-Oct-01



                               Page 35 of 36 pages

      Purchases     Sales       Price    Trade Date  Settlement Date
--------------------------------------------------------------------------------
                      372       4.670    28-Sep-01    2-Oct-01
                    2,000       4.650    28-Sep-01    2-Oct-01
                      100       4.670    28-Sep-01    2-Oct-01
        1,740                   4.640    28-Sep-01    2-Oct-01
           87                   4.520    28-Sep-01    2-Oct-01
          330                   4.520    28-Sep-01    2-Oct-01
                    1,200       4.570    28-Sep-01    2-Oct-01
                   15,000       4.640    28-Sep-01    2-Oct-01
           87                   4.540    28-Sep-01    2-Oct-01
           87                   4.540    28-Sep-01    2-Oct-01
          500                   4.540    28-Sep-01    2-Oct-01
                       43       4.610    28-Sep-01    2-Oct-01
                       40       4.570    28-Sep-01    2-Oct-01
                      200       4.570    28-Sep-01    2-Oct-01
        7,216                   4.617    28-Sep-01    3-Oct-01
        2,868                   4.617    28-Sep-01    3-Oct-01
          266                   4.617    28-Sep-01    3-Oct-01
          774                   4.617    28-Sep-01    3-Oct-01
          376                   4.617    28-Sep-01    3-Oct-01
                   11,500       4.617    28-Sep-01    3-Oct-01
       11,500                   4.617    28-Sep-01    3-Oct-01
                   11,500       4.617    28-Sep-01    3-Oct-01
       11,500                   4.617    28-Sep-01    3-Oct-01
                    7,216       4.617    28-Sep-01    3-Oct-01
                    2,868       4.617    28-Sep-01    3-Oct-01
                      266       4.617    28-Sep-01    3-Oct-01
                      774       4.617    28-Sep-01    3-Oct-01
                      376       4.617    28-Sep-01    3-Oct-01



                               Page 36 of 36 pages